Exhibit 99.1

Date: 12/10/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PETAQUILLA MINERALS LTD. (AMENDED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	18-10-2010
Record Date for Voting (if applicable) :	18-10-2010
Beneficial Ownership Determination Date :	18-10-2010
Meeting Date :	29-11-2010 (Amended)

Meeting Location (if available) :	Fairmont Waterfront Hotel
Princess Louisa Room
900 Canada Place Way
Vancouver, BC, Canada

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.